Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Alan W. Dunton, M.D.
Chief Executive Officer
Panacos Pharmaceuticals, Inc.
134 Coolidge Ave.
Watertown, MA 02472

> **Re:** **Panacos Pharmaceuticals, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **File No. 000-24241**

Dear Dr. Dunton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended 12/31/07

Item 1. Business

Intellectual Property, page 12

1. We note your patent estate in antiviral therapeutics includes eleven issued U.S. patents. Please identify your product candidates that are dependent on these patents and disclose when the patents expire. Similarly, disclose when the patents related to betulin derivatives expire, and identify any product candidates dependent on your patent claiming certain methods of identifying inhibitors of viral fusion to human cells.

Manufacturing, page 14

2. You disclose on page 14 that you have arranged for the manufacture of all bevirimate bulk drug substance used to date in clinical and animal toxicology studies through a single contract manufacturing and development company, Boehringer Ingelheim Chemicals, Inc. Please disclose whether you have entered into a written agreement with this party. If you have entered into a written agreement, please provide us with an analysis supporting your determination that the agreement is not required to be filed as exhibits pursuant to Item 601 (b)(10) of Regulation S-K.

Company Background, page 17

3. We note your disclosure that you have entered into a Research and Option Agreement with Enfer Technology, Ltd. during the second quarter of 2007. It does not appear that the agreement was filed as an exhibit. Please provide an analysis as to why this agreement need not be filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

4. We note that you recognized a $75,000 license fee from Enfer. Please expand your disclosure to describe all the material terms of this agreement, including any other potential payments.

Item 15. Exhibits, Financial Statement Schedules

5. We note your disclosure on page 77 indicated that you have entered into one financing agreement in October 2007 and one financing agreement in October 2006, under both of which you have outstanding balances due. Please provide an analysis as to why these agreements need not be filed as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Schedule 14A

Compensation Discussion and Analysis, page 37

6. Please identify the specific company and individual goals used to determine individual bonuses.

*   *   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2007 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments. Detailed cover letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with questions on any of the comments.

Sincerely,

Jeffrey Riedler
Assistant Director